Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0845 F: +1 202.637.3593 stephanihildebrandt@ eversheds-sutherland.com

April 6, 2017

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

Attn. Jay Williamson, Esq.

100 F Street, N.E.

Washington, DC 20549

Re:	Stellus Capital Investment Corporation

Preliminary Proxy Statement – filed March 10, 2017

Dear Mr. Williamson:

On behalf of Stellus Capital Investment Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on March 15, 2017 relating to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 814-00971) (the “Proxy Statement”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses.

1.	Please confirm that the evidence of stock holdings to be presented by beneficial owners at the meeting is being required solely to establish beneficial ownership as of the record date and not any other purpose.

Response: The Company confirms that evidence of stock holdings is required solely to establish beneficial ownership as of the record date.

2.	On page 4 of the Proxy Statement, update the reference to the annual report to refer to the Company’s 2016 Annual Report.

Response: The Company has revised the disclosure in accordance with the Staff’s comment.

3.	The Staff notes that the Company has added to the disclosure from prior years describing the exemptive relief and including a statement that the Company intends to co-invest with a private credit fund managed by Stellus Capital Management, LLC. While the Company provides disclosure that the Staff typically expects to see in response to Item 404(b) of Regulation S-K, it is unclear whether there are any transactions, including co-investment transactions that would require disclosure under Item 404(a) of Regulation S-K. Please advise or revise as appropriate.

Response: The Company has revised the disclosure in accordance with the Staff’s comment and included such revisions on page 16 of the Proxy Statement. The Company respectfully advises the Staff that other than disclosed, there are no transactions with related persons, as defined in the instructions to Item 404(a) of Regulation S-K, to report under this heading.

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Mr. Jay Williamson April 6, 2017 Page 2

4.	Please explain what circumstances are covered by the phrase “or otherwise issue”.

Response: The Company advises the Staff on a supplemental basis that the phrase is intended to cover the issuance of shares for the purpose of completing an acquisition or other strategic transaction. The Company further advises the Staff that it currently has no intention of issuing shares of its common stock pursuant Proposal 2 for the purpose of completing an acquisition or similar transaction.

5.	The Staff notes that stockholders are being asked to approve a proposal permitting the Company to issue shares below the Company’s then current net asset value per share. Please disclose whether there is any quantitative limit on the discount to net asset value at which the Company may sell shares.

Response: The Company has revised the disclosure in accordance with the Staff’s comment and included such revisions on pages 17 and 20 of the Proxy Statement.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845 or Steven Boehm at (202) 383-0176.

Sincerely,

Stephani M. Hildebrandt